PRESS RELEASE

January 4, 2007

AXA TO SELL WINTERTHUR US PROPERTY & CASUALTY OPERATIONS TO QBE INSURANCE GROUP FOR A TOTAL CONSIDERATION OF US$1.8 BILLION (PURCHASE PRICE: US$1.2 BILLION + DEBT REPAYMENT: US$0.6 BILLION)

AXA announced today it has reached an agreement with QBE Insurance Group for the sale of Winterthur's US operations for US$1,156 million (Euro 920 million1). In addition, Winterthur US will repay US$636 million2 (Euro 506 million1) of inter-company loans to Winterthur Group.

This transaction follows AXA's decision to put Winterthur US operations under strategic review, as initially announced on June 14, 2006.

In 2006, estimated 3 Winterthur US operations gross written premiums are US$1,480 million and net income is US$81 million.

The synergy targets announced by AXA for the integration of Winterthur Group are not impacted, as they did not include any cost savings from Winterthur US operations.

The transaction is subject to necessary regulatory approvals and is expected to close during the second quarter of 2007.

1 Taking into account hedges put in place by AXA for this transaction at 1 Euro = 1.26 US$).
2 Of which US$79 million have been repaid in Q4 2006
3 In US GAAP

About AXA:

AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. IFRS revenues amounted to Euro 72 billion for full year 2005 and Euro 59 billion in 9M06. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

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This press release is available on the AXA Group web site: www.axa.com

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Please refer to AXA's Annual Report on Form 20-F and AXA's Document de Référence for the year ended December 31, 2005, for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.